SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)

Holly Energy Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

435763 10 7

(CUSIP Number)

Atanas H. Atanasov

Executive Vice President and Chief Financial Officer

HF Sinclair Corporation

2828 N. Harwood St., Suite 1300

Dallas, Texas 75201

Tel: (214) 871-3555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HF Sinclair Corporation 87-2092143
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 59,630,030 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 59,630,030 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 59,630,030 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 100% of Common Units
14	TYPE OF REPORTING PERSON CO – corporation

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)

Certain indirect wholly owned subsidiaries of HF Sinclair Corporation, including Navajo Pipeline Co., L.P., HEP Logistics Holdings, L.P. and Holly Logistics Limited LLC, are the record owners of 59,630,030 of these Common Units.

(3)	Calculation is based on 59,630,030 Common Units outstanding as of December 1, 2023, the closing date of the Merger (as defined below) (the “Merger Closing Date”), as provided by the Issuer.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HollyFrontier Corporation 75-1056913
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 59,630,030 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 59,630,030 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 59,630,030 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 100% of Common Units
14	TYPE OF REPORTING PERSON CO – corporation

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)

Certain indirect wholly owned subsidiaries of HollyFrontier Corporation, including Navajo Pipeline Co., L.P., HEP Logistics Holdings, L.P. and Holly Logistics Limited LLC, are the record owners of 59,630,030 of these Common Units.

(3)	Calculation is based on 59,630,030 Common Units outstanding as of the Merger Closing Date.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HollyFrontier Holdings LLC 90-0868306
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 0 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 0.00% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Calculation is based on 59,630,030 Common Units outstanding as of the Merger Closing Date.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Holdings, Inc. 85-0284908
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Mexico, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER (3) 59,630,030 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 59,630,030 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 59,630,030 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 100% of Common Units
14	TYPE OF REPORTING PERSON CO – corporation

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Navajo Pipeline Co., L.P., HEP Logistics Holdings, L.P. and Holly Logistics Limited LLC are the record owners of 59,630,030 of these Common Units.
(3)	Calculation is based on 59,630,030 Common Units outstanding as of the Merger Closing Date.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline GP, L.L.C. 52-2364943
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER (3) 59,630,030 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 59,630,030 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 59,630,030 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 100% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Navajo Pipeline Co., L.P., HEP Logistics Holdings, L.P. and Holly Logistics Limited LLC are the record owners of 59,630,030 of these Common Units.
(3)	Calculation is based on 59,630,030 Common Units outstanding as of the Merger Closing Date.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline LP, L.L.C. 85-0484420
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER (3) 59,630,030 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 59,630,030 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 59,630,030 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 100% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Navajo Pipeline Co., L.P., HEP Logistics Holdings, L.P. and Holly Logistics Limited LLC are the record owners of 59,630,030 of these Common Units.
(3)	Calculation is based on 59,630,030 Common Units outstanding as of the Merger Closing Date.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline Co., L.P. 75-1611333
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER (3) 59,630,030 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 59,630,030 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)(3) 59,630,030 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 100% of Common Units
14	TYPE OF REPORTING PERSON PN – partnership

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Holly Logistics Limited LLC and HEP Logistics Holdings, L.P. are the record owners of 58,865,230 of these Common Units.
(3)	Calculation is based on 59,630,030 Common Units outstanding as of the Merger Closing Date.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Logistic Services, L.L.C. 05-0593172
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 58,865,230 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 58,865,230 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 58,865,230 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 98.7% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Holly Logistics Limited LLC and HEP Logistics Holdings, L.P. are the record owners of these Common Units.
(3)	Calculation is based on 59,630,030 Common Units outstanding as of the Merger Closing Date.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Logistics Limited LLC 27-4289116
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 21,615,230 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 21,615,230 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 21,615,230 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 36.2% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Calculation is based on 59,630,030 Common Units outstanding as of the Merger Closing Date.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HEP Logistics Holdings, L.P. 20-0833056
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 37,250,000 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 37,250,000 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 37,250,000 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 62.5% of Common Units
14	TYPE OF REPORTING PERSON PN – partnership

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Calculation is based on 59,630,030 Common Units outstanding as of the Merger Closing Date.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (2) HF Sinclair Navajo Refining LLC 85-0301920
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 0 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 0.00% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Formerly named HollyFrontier Navajo Refining LLC.
(3)	Calculation is based on 59,630,030 Common Units outstanding as of the Merger Closing Date.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (2) HF Sinclair Woods Cross Refining LLC 61-1443519
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 0 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 0.00% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Formerly named HollyFrontier Woods Cross Refining LLC.
(3)	Calculation is based on 59,630,030 Common Units outstanding as of the Merger Closing Date.

Common Unit CUSIP No. 435763 10 7

AMENDMENT NO. 15 TO SCHEDULE 13D

This Amendment No. 15 to Schedule 13D (this “Amendment”) relates to the common units representing limited partner interests (the “Common Units”) of Holly Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), and amends the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2009, as amended by the Amendment No. 1 thereto filed on January 14, 2011, by HollyFrontier Corporation (formerly named Holly Corporation) (“HollyFrontier”), Navajo Holdings, Inc. (“Navajo Holdings”), Navajo Pipeline GP, L.L.C. (“Navajo Pipeline GP”), Navajo Pipeline LP, L.L.C. (“Navajo Pipeline LP”), Navajo Pipeline Co., L.P. (“Navajo”), Holly Logistic Services, L.L.C. (“HLS”), Holly Logistics Limited LLC (“HLL”) and HEP Logistics Holdings, L.P. (“HEP GP”, and together with HollyFrontier, Navajo Holdings, Navajo Pipeline GP, Navajo Pipeline LP, Navajo, HLS and HLL, the “Initial Filing Persons”), as further amended by the Amendment No. 2 thereto filed on February 25, 2011, by the Initial Filing Persons (other than HEP GP), as further amended by the Amendment No. 3 thereto filed on December 21, 2011, by the Initial Filing Persons (other than HEP GP), as further amended by the Amendment No. 4 thereto filed on August 6, 2012, by the Initial Filing Persons (other than HEP GP), HollyFrontier Holdings LLC (“Holdings”), HF Sinclair Navajo Refining LLC (formerly named HollyFrontier Navajo Refining LLC) (“NRC”) and HF Sinclair Woods Cross Refining LLC (formerly named HollyFrontier Woods Cross Refining LLC) (“HFWC” and, together with HF Sinclair Corporation (“HF Sinclair”), Holdings, NRC and the Initial Filing Persons, the “Reporting Persons”), as further amended by Amendment No. 5 thereto filed on March 22, 2013, by the Reporting Persons (other than HEP GP and HF Sinclair), as further amended by Amendment No. 6 thereto filed on October 11, 2016, by the Reporting Persons (other than HEP GP and HF Sinclair), as further amended by Amendment No. 7 thereto filed on May 5, 2017, by the Reporting Persons (other than HEP GP and HF Sinclair), as further amended by Amendment No. 8 thereto filed on October 20, 2017, by the Reporting Persons (other than HEP GP and HF Sinclair), as further amended by Amendment No. 9 thereto filed on November 1, 2017, by the Reporting Persons (other than HF Sinclair) as further amended by Amendment No. 10 thereto filed on February 23, 2018, by the Reporting Persons (other than HF Sinclair), as further amended by Amendment No. 11 thereto filed on August 12, 2021 by the Reporting Persons (other than HF Sinclair), as further amended by Amendment No. 12 thereto filed on March 17, 2022 by the Reporting Persons, as further amended by Amendment No. 13 thereto filed on May 4, 2023 by the Reporting Persons, and as further amended by Amendment 14 thereto filed on August 16, 2023 by the Reporting Persons.

Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items which are reported are deemed to amend and restate the corresponding items in the Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

As a result of the Merger (as defined below), the executive officers and directors of the Reporting Persons ceased to beneficially own any Common Units and, as a result, the number under the headings “Common Units Beneficially Owned” and “Percent of Common Units Beneficially Owned” under each such person’s name previously disclosed in Item 2 of the Schedule 13D is zero (0), following the consummation of, and as a result of, the Merger and related internal contributions, no such person listed in Item 2 of the Schedule 13D is the beneficial owner of Common Units.

Pursuant to Instruction C to Schedule 13D of the Act, updated information regarding the directors and executive officers of certain of the Reporting Persons are as follows:

Common Unit CUSIP No. 435763 10 7

HF Sinclair Corporation

Name	Position	Principal Occupation/Business
Timothy Go	Chief Executive Officer and President, and Director	Executive Officer of HF Sinclair, HLS and certain of their subsidiaries

Atanas H. Atanasov	Executive Vice President and Chief Financial Officer	Executive Officer of HF Sinclair, HLS and certain of their subsidiaries

Vaishali S. Bhatia	Executive Vice President, General Counsel and Secretary	Executive Officer of HF Sinclair, HLS and certain of their subsidiaries

Valerie Pompa	Executive Vice President, Operations	Executive Officer of HF Sinclair and certain of its subsidiaries

Steven Ledbetter	Executive Vice President, Commercial	Executive Officer of HF Sinclair and certain of its subsidiaries

Franklin Myers	Chairperson of the Board	Senior Advisor of Quantum Energy Partners

Anne-Marie N. Ainsworth	Director	Former President and Chief Executive Officer of the general partner of Oiltanking Partners, L.P. and of Oiltanking Holding Americas, Inc.

Anna C. Catalano	Director	Former Group Vice President, Marketing, for BP plc

Leldon E. Echols	Director	Former Executive Vice President and Chief Financial Officer of Centex Corporation

Manuel J. Fernandez	Director	Former Managing Partner of KPMG LLP’s Dallas office

Rhoman J. Hardy	Director	Former Senior Vice President, Shell Chemicals and Products, U.S. Gulf Coast, Shell USA, Inc.

R. Craig Knocke	Director	Director of Turtle Creek Trust Company, Chief Investment Manager and Portfolio Manager of Turtle Creek Management, LLC, Principal and a non-controlling manager and member of TCTC Holdings, LLC

Robert J. Kostelnik	Director	Principal at Glenrock Recovery Partners, LLC

Common Unit CUSIP No. 435763 10 7

Name	Position	Principal Occupation/Business
James H. Lee	Director	Managing General Partner and Principal Owner of Lee, Hite & Wisda Ltd.

Ross B. Matthews	Director	Chief Operating Officer of REH Company (formerly known as The Sinclair Companies)

Norman Szydlowski	Director	Former President, Chief Executive Officer and Director of SemGroup Corporation

HLS

Name	Position	Principal Occupation/Business
Timothy Go	Chief Executive Officer and President, and Director	Executive Officer of HF Sinclair, HLS and certain of their subsidiaries

Atanas H. Atanasov	Executive Vice President and Chief Financial Officer, and Director	Executive Officer of HF Sinclair, HLS and certain of their subsidiaries

Vaishali S. Bhatia	Executive Vice President, General Counsel & Secretary, and Director	Executive Officer of HF Sinclair, HLS and certain of their subsidiaries

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information provided in Item 4 below is incorporated by reference into this Item 3. Pursuant to the Merger Agreement described in Item 4 below, the cash consideration for the Merger was funded entirely from cash on hand. The Merger was not subject to any financing condition.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

On December 1, 2023, pursuant to the terms and conditions of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving as a subsidiary of HF Sinclair, owned 100% by HF Sinclair.

Under the terms of the Merger Agreement, at the effective time of the Merger, each outstanding Common Unit other than Common Units owned by HF Sinclair and its subsidiaries, were cancelled and converted into the right to receive (a) 0.3150 shares of common stock, par value $0.01 per share, of HF Sinclair and (b) $4.00 in cash per Common Unit, without interest. As a result of the Merger, the Reporting Persons own all of the outstanding Common Units.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which was filed as Exhibit 99.4 to Amendment No. 14 and is incorporated by reference in its entirety into this Item 4.

Common Unit CUSIP No. 435763 10 7

Following the completion of the transactions contemplated by the Merger Agreement, the Common Units ceased to be listed on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer

Sub-Items (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and supplemented as follows:

(a, b) The information contained on the cover pages of this Amendment No. 15 is incorporated herein by reference. Ownership percentages set forth in this Amendment No. 15 are based on a total of 59,630,030 Common Units outstanding as of December 1, 2023. As of the date hereof, the Reporting Persons beneficially own 100% of the total outstanding Common Units. Because the registration of the Common Units will be terminated, Common Units held by Navajo, HLL and HEP GP will no longer be subject to reporting under Section 13(d) of the Exchange Act. Consequently, this Amendment No. 15 constitutes an exit filing for the Reporting Persons.

(c)

None of the Reporting Persons, or to the Reporting Persons’ knowledge, the Listed Persons has effected third-party transactions in the Common Units in the past 60 days. In connection with the Merger, certain wholly owned, indirect subsidiaries of HF Sinclair contributed their Common Units held by them to Navajo Pipeline for no consideration.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby supplemented by adding the following at the end thereof:

The information in Item 4 of this Amendment is incorporated in this Item 6 by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2023	HF SINCLAIR CORPORATION

	By:	/s/ Atanas H. Atanasov
	Name:	Atanas H. Atanasov
	Title:	Executive Vice President and Chief Financial Officer

SIGNATURE PAGE TO SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2023	HOLLYFRONTIER CORPORATION

	By:	/s/ Atanas H. Atanasov
	Name:	Atanas H. Atanasov
	Title:	Executive Vice President and Chief Financial Officer

SIGNATURE PAGE TO SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2023	HOLLYFRONTIER HOLDINGS LLC

	By:	/s/ Atanas H. Atanasov
	Name:	Atanas H. Atanasov
	Title:	Executive Vice President and Chief Financial Officer

SIGNATURE PAGE TO SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2023	NAVAJO HOLDINGS, INC.

	By:	/s/ Atanas H. Atanasov
	Name:	Atanas H. Atanasov
	Title:	Executive Vice President and Chief Financial Officer

SIGNATURE PAGE TO SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2023	NAVAJO PIPELINE GP, L.L.C.

	By:	/s/ Atanas H. Atanasov
	Name:	Atanas H. Atanasov
	Title:	Executive Vice President and Chief Financial Officer

SIGNATURE PAGE TO SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2023	NAVAJO PIPELINE LP, L.L.C.

	By:	/s/ Atanas H. Atanasov
	Name:	Atanas H. Atanasov
	Title:	Executive Vice President and Chief Financial Officer

SIGNATURE PAGE TO SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2023	NAVAJO PIPELINE CO., L.P.

	By:	/s/ Atanas H. Atanasov
	Name:	Atanas H. Atanasov
	Title:	Executive Vice President and Chief Financial Officer

SIGNATURE PAGE TO SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2023	HOLLY LOGISTIC SERVICES, L.L.C.

	By:	/s/ Atanas H. Atanasov
	Name:	Atanas H. Atanasov
	Title:	Executive Vice President and Chief Financial Officer

SIGNATURE PAGE TO SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2023	HOLLY LOGISTICS LIMITED LLC

	By:	Holly Logistic Services, L.L.C., Its sole member

	By:	/s/ Atanas H. Atanasov
	Name:	Atanas H. Atanasov
	Title:	Executive Vice President and Chief Financial Officer

SIGNATURE PAGE TO SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2023	HF SINCLAIR NAVAJO REFINING LLC

	By:	/s/ Atanas H. Atanasov
	Name:	Atanas H. Atanasov
	Title:	Executive Vice President and Chief Financial Officer

SIGNATURE PAGE TO SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2023	HEP LOGISTICS HOLDINGS, L.P.

	By:	Holly Logistic Services, L.L.C., Its general partner

	By:	/s/ Atanas H. Atanasov
	Name:	Atanas H. Atanasov
	Title:	Executive Vice President and Chief Financial Officer

SIGNATURE PAGE TO SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2023	HF SINCLAIR WOODS CROSS REFINING LLC

	By:	/s/ Atanas H. Atanasov
	Name:	Atanas H. Atanasov
	Title:	Executive Vice President and Chief Financial Officer

SIGNATURE PAGE TO SCHEDULE 13D